UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF VIRGINIA

GIANCARLOS GUERRA, on behalf of himself	)
and all others similarly situated,	)
)
)
Plaintiff,	) Civil Action No.
)
vs.	)
) JURY TRIAL DEMANDED
ATS CORPORATION, EDWARD H. BERSOFF,	)
KEVIN FLANNERY, JOEL JACKS, ANITA K.	) CLASS ACTION
JONES, PETER SCHULTE, EDWARD SMITH,	)
JAMES R. SWARTWOUT, SALIENT	)
FEDERAL SOLUTIONS, INC. and ATLAS	)
MERGER SUBSIDIARY, INC.,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT

Plaintiff Giancarlos Guerra (“Plaintiff”), by his attorneys, alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

1. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of ATS Corporation (“ATS” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”) seeking equitable relief for their violations of Rule 14(e) promulgated under the Securities Exchange Act of 1934 (“Rule 14(e)”) and breaches of fiduciary duty arising out of the attempt to sell the Company to Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (the “Merger Sub”) (collectively “Salient”), by means of an unfair process and for an unfair price (the “Proposed Acquisition”). The Proposed Acquisition is structured as a first-step tender offer and second step short-form merger to cash out any ATS stockholders who do not tender (the “Merger”).

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2. Under the terms of a definitive merger agreement announced on February 21, 2012 (the “Merger Agreement”), Salient commenced a cash tender offer on February 28, 2012 to acquire ATS’s outstanding shares of common stock at $3.20 per share (the “Tender Offer”). The Tender Offer is set to expire on March 26, 2012. The Proposed Acquisition has a total approximate value of $77 million and is expected to occur late in the first quarter or early in the second quarter of 2012.

3. The Merger Agreement grants Salient an irrevocable Top-Up Option to purchase a sufficient number of shares that, when added to the shares purchased in the Tender Offer, will give Salient one share more than 90% of the Company’s outstanding shares on a fully diluted basis. The Top-Up Option could result in the issuance of millions of additional shares of ATS stock (the “Top-Up Shares”), and will enable Salient to complete the Transaction via a short-form Merger without the vote of single public stockholder.

4. On February 28, 2012, Salient issued its Offer to Purchase (the “Offer to Purchase”) soliciting stockholder support for the Tender Offer. Also on February 28, 2012, ATS filed its Solicitation/Recommendation Statement with the SEC on Form SC 14D9 (the “14D9”) pursuant to which ATS’s Board recommends that ATS stockholders tender their shares in the Tender Offer and, if necessary, vote in favor of the Merger. The 14D9 omits material information necessary for shareholders to make an informed decision whether to tender their shares or to vote in favor of the Merger.

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5. As alleged herein, the Individual Defendants have breached their fiduciary duties of loyalty and due care by, inter alia, being bullied into selling the Company by certain large shareholders; purposefully and intentionally neglecting the business while seeking a buyer and, thus, agreeing to sell ATS for inadequate consideration without ensuring that Plaintiff and Class members (defined below) would obtain adequate and fair consideration under the circumstances. Salient aided and abetted the Individual Defendants’ breaches of fiduciary duty.

6. Plaintiff seeks to enjoin the Proposed Acquisition or, alternatively, to recover damages in the event that the Proposed Acquisition is consummated.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction under 28 U.S.C. § 1331 (federal question jurisdiction), as this Complaint alleges violations of Rule 14(e). This Court has jurisdiction over the state law claims pursuant to 28 U.S.C. § 1367.

8. Alternatively, this Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1332(a) (2) because complete diversity exists between Plaintiff and each Defendant, and the amount in controversy exceeds $75,000, exclusive of interest and costs.

9. Venue is proper because Defendants reside, are found, have agents, an regularly transact business in this District as provided in 28 U.S.C. § 1391(b) and (c).

10. This Court has personal jurisdiction over the Defendants because they are located in, transacted business in, or had substantial contacts with this District.

THE PARTIES

11. Plaintiff Giancarlos Guerra is, and has been at all relevant times a shareholder of ATS. Plaintiff is an employee of ATS.

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12. ATS Corporation, through its subsidiary, Advanced Technology Systems, Inc., provides software and systems development, systems integration, information sharing and assurance, information technology (IT) infrastructure and outsourcing, and IT and business consulting services primarily to government agencies in the United States. ATS designs, develops, and delivers custom software systems and applications and integrates commercial off the shelf solutions. The Company is incorporated in the state of Delaware and headquartered at 7925 Jones Branch Drive, McLean, VA 22102. The Company’s common stock is traded on AMEX under the symbol “ATSC.” As of February 29, 2012, the Company had approximately 22.97 million shares of common stock outstanding.

13. Defendant Edward H. Bersoff, (“Bersoff”) is the Chairman of the Board of ATS Bersoff served as Chairman, President and CEO of ATS from 2007 through 2010. Bersoff, the beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of an aggregate of 225,000 shares of Company Common Stock (which does not include (i) shares underlying any Company Employee Stock Options, (ii) 650,000 shares subject to planned gifts for estate planning or other purposes and (iii) 75,000 shares that are otherwise not subject to the terms of this Agreement), as a condition to entering into the Merger Agreement, has agreed to tender his shares and has also agreed not to initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Company Takeover Proposal (the “Stockholder Agreement”).

14. Defendant Kevin S. Flannery, (“Flannery “) has been a Director of the Company since June 1, 2009. Flannery is a member of the Compensation and Nominating and Corporate Governance Committees. Upon consummation of the Proposed Acquisition, Flannery will receive $78,996.00 in cash based on equity awards held as of February 28, 2012.

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15. Defendant Joel Jacks, (“Jacks”) has served as a Director of the Company since April 2005. Jacks is Chairman of the Compensation Committee and a member of the Audit Committee. Jacks, the beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of an aggregate of 1,035,564 shares of Company Common Stock (which does not include (i) shares of Company Restricted Stock or (ii) shares underlying any Company Employee Stock Options), as a condition to entering into the Merger Agreement, has agreed to tender his shares and has also agreed to the Stockholder Agreement. Upon consummation of the Proposed Acquisition, Jacks will receive $44,084.00 in cash based on equity awards held as of February 28, 2012.

16. Defendant Anita K. Jones (“Jones”) has been a Director of the Company since May 18, 2010. Jones is a member of the Compensation Committee.

17. Defendant Peter Schulte, (“Schulte”) has been a Director of the Company since April 2005. Schulte is the Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Schulte, the beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of an aggregate of 963,284 shares of Company Common Stock (which does not include (i) shares of Company Restricted Stock or (ii) shares underlying any Company Employee Stock Options), as a condition to entering into the Merger Agreement, has agreed to tender his shares and has also agreed to the Stockholder Agreement. Upon consummation of the Proposed Acquisition, Schulte will receive $44,084.00 in cash based on equity awards held as of February 28, 2012.

18. Defendant Edward J. Smith, (“Smith”) has been a Director of the Company since May 2006. Smith is Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee. Upon consummation of the Proposed Acquisition, Smith will receive $65,130.00 in cash based on equity awards held as of February 28, 2012.

19. Defendant James R. Swartwout, (“Swartwout”) has been a Director of the Company since May 18, 2010. Swartwout is a member of the Audit and Nominating and Corporate Governance Committees.

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20. Individual Defendants Edward H. Bersoff, Joel Jacks, Anita Jones, Kevin Flannery, Peter Schulte, Edward J. Smith and James R. Swartwout are, and at all times relevant hereto have been, directors of ATS, and are referred to herein as “Individual Defendants” or “Director Defendants.”

21. The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the company’s stockholders.

22. Defendant Salient is a leading provider of Federal IT and engineering solutions that enable government and industry to respond quickly to new or surge mission requirements. Salient Federal Solutions is headquartered in Fairfax, Virginia, with offices in Colorado Springs, Orlando, San Diego, and Tampa.

23. Defendant Atlas Merger Subsidiary, Inc. (the “Merger Sub”) is a Delaware corporation and a wholly-owned subsidiary of Salient formed for the purpose of effecting the Proposed Transaction.

24. Salient and Merger Sub are sometimes referred to collectively herein as the “Salient Defendants.”

SUBSTANTIVE ALLEGATIONS

25. On January 7, 2011, the Company issued a press release announcing a strategic evaluation and change of management leadership. The press release states in relevant part:

MCLEAN, VA — (PRNEWSWIRE) — January 7, 2011. ATS Corporation (“ATSC” or the “Company”) (NYSE Amex: ATSC), a leading information technology company that delivers innovative technology solutions to government and commercial organizations, today announced that the Board of Directors has begun a process to evaluate strategic alternatives for the Company. Board Chairman Dr. Edward H. Bersoff explained that “The Board continues to believe that the current market value of the Company’s shares does not reflect its underlying value and prospects.” There can be no assurance that the review of strategic alternatives will result in the Company pursuing any particular transaction, or, if it pursues any such transaction, that it will be completed.

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The Company also announced that President and Chief Executive Officer Sidney E. Fuchs, who joined the Company during 2010, has decided to depart from the Company. Dr. Bersoff commented, “In light of the Board’s decision to begin this process, Sid concluded that it was in his best interests to pursue other opportunities.”

In terms of ongoing leadership, Executive Vice President and Chief Financial Officer Pamela A. Little and Senior Vice President John Hassoun have become Co-Chief Executive Officers, with Ms. Little having primary responsibility for financial and administrative aspects of the Company’s affairs and Mr. Hassoun having primary responsibility for operational matters, such as pursuit and execution of contracts.

26. On February 21, 2012, more than a year after announcing the strategic evaluation, ATS announced that it would be acquired by Salient in a transaction valued at $77 million. The press release states in relevant part:

McLean and Fairfax, Virginia, February 21, 2012 ATS Corporation (NYSE AMEX: ATSC), a leading information technology company that delivers innovative technology solutions to government and commercial organizations, and Salient Federal Solutions, Inc. (“Salient”), a leading provider of information technology, engineering, and intelligence analytic services to agencies in the intelligence, defense, homeland security, and cyber domains, today announced that they have entered into a definitive merger agreement, pursuant to which Salient will acquire ATSC through a cash tender offer at $3.20 per share.

The transaction will be financed from Salient’s equity capital commitments and debt financing. The proposed transaction has been unanimously approved by the board of directors of both companies. In addition, certain ATSC board members have signed a tender and voting agreement in support of the offer, and certain principal stockholders of ATSC have signed similar agreements.

Over its 33 year history, ATSC has built a solid reputation for its implementation of technical solutions with measurable results. Together the organizations offer a full suite of capabilities that will provide end-to-end solutions for customers across Federal civilian, Department of Defense and intelligence agencies, as well as commercial clients.

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“ATSC’s long-term performance in delivering high-quality solutions and services within the federal marketplace is evident through the many long-standing relationships it has with its customers,” said Brad Antle, president and CEO of Salient. “We look forward to the opportunity to build on ATSC’s offerings and relationships, where we can help them address the many immediate customer requirements for delivery of rapid solutions.”

“We believe this transaction will expand the opportunities for both our customers and employees as the combination of ATSC and Salient will allow us to extend the range and depth of solutions we can offer as well as open new markets to pursue,” commented ATSC Co-Chief Executive Officers, Pamela Little and John Hassoun

Tender Offer and Closing

Under the terms of the definitive merger agreement, Salient will commence a cash tender offer no later than February 28, 2012 to acquire ATSC’s outstanding shares of common stock at $3.20 per share. The closing of the tender offer, which is expected to occur late in the first quarter or early in the second quarter of 2012, is subject to customary terms and conditions, including the tender of at least 75% of ATSC’s shares and regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. In the event the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. The definitive merger agreement also provides for customary termination fees payable by either Salient or ATSC under certain circumstances, and a provision under which ATSC has agreed not to solicit any competing offers.

27. As set forth herein, after being bullied into seeking a sale of the Company by certain large shareholders and purposefully and intentionally neglecting the business, the Individual Defendants compounded their breaches of fiduciary duty by still failing to maximize shareholder value and obtain an adequate price for the Company.

28. The analyses performed by the Company’s financial advisor, Sagent Advisors Inc. (“Sagent”), demonstrate that the offer is woefully inadequate. For example, a review of Sagent’s Discounted Cash Flow Analysis and Precedent Transactions Analysis in the 14D9 establishes an implied valuation range of $3.21-$4.21 per ATS share, all of which is above the deal price.

29. Further to this point, since February 2, 2012, when ATS stock reached an intra-day trading high of $3.35 per share, ATS stock trade above the $3.20 offer price each and every day prior to the announcement of the Proposed Acquisition. In fact, the closing price for ATS stock was actually $0.05 per share higher than the offer price on February 17, 2012 — the last business day prior to the announcement of the Proposed Acquisition, and the 20-day average closing price of ATS stock prior to the deal’s announcement was less than $0.01 below the offer price. Additionally, ATS shares reached a 52 week high of $4.75 per share as recently as June 2011.

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30. A recent review of ATS on Seeking Alpha indicates that the Company is undervalued as it is trading at a significant discount to its Graham Number of $4.16 per share1, 30% greater than the offer price and entirely in line with Sagent’s DCF and Precedent Transaction valuation.

31. The upward trajectory of ATS’s stock price is likely to continue. As ATS Co-Chief Executive Officer John Hassoun (“Hassoun”) stated in the Company’s press release for the fourth quarter of 2011:

“We continue to maintain our strong federal business recompete track-record in 2011, securing a number of our key programs for another five years and bringing an end to a series of major recompetes successfully defended over the last 18 months. To build on this solid, multi-year foundation of business, we are now fully focusing our business development efforts on new pursuits and remain optimistic in new awards from a number of outstanding bids in our pipeline. Regarding our other business areas, we believe our commercial and Fannie Mae businesses have stabilized as we enter 2012.

32. On February 8, 2012, ATS announced it was awarded a five-year General Services Administration (“GSA”) Mission Oriented Business Integrated Services (“MOBIS”) schedule contract. The MOBIS program offers a broad range of management and consulting services to help Federal agencies optimize their performance toward achieving mission goals. Said Little, “ATSC is pleased to have been awarded this schedule contract because of the opportunities it provides to apply our deep program management support expertise in support of Federal agencies’ efforts to better align their projects with mission goals while enhancing their responsiveness to changing requirements and reducing risks and costs.”

 1 The Graham Number is a measure of a stock’s maximum fair value and is equal to the Square Root of 22.5 x TTM EPS x MRQ Book Value per Share. The Graham Number is the maximum price that a value investor should pay for a given stock. A stock whose share price is below the Graham Number is considered to be undervalued or of good value.

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33. Significantly, on February 20, 2012, the Company determined that it will pay a one-time cash bonus of $123,333 to Little and $95,000 to Hassoun conditioned upon and paid only upon consummation of the contemplated transaction. Upon consummation of the Proposed Acquisition, Little will also receive and additional $330,335.00 in cash based on equity awards held as of February 28, 2012, as well as $555,000 in Change in Control Provision payments, and Hassoun will receive an additional $24,000.00 in cash based on equity awards held as of February 28, 2012, as well as $285,000 in Change in Control Provision payments.

34. According to Little, as of November 14, 2011, “the Company continues to believe it is well-positioned to win new contracts already submitted and continues to submit proposals for additional new contracts.

35. Moreover, individual Defendants Bersoff, Schulte and Jacks, as a condition to their willingness to enter in the Merger Agreement, have executed Stockholder Agreements with Salient pursuant to which they have agreed to accept the Offer with respect to all their shares, a combined 2,223,848 shares of Company common stock, and to tender, or cause to be tendered the shares, free and clear of any liens, pursuant to the Offer. These Individual Defendants have also agreed not initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Company Takeover Proposal.

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36. As a condition to the consummation of the Proposed Acquisition, at least 75% of the outstanding shares of common stock on a fully diluted basis shall have been validly tendered and not withdrawn in accordance with the terms of the Offer. Significantly, via the Stockholder Agreements executed by Defendants Bersoff, Schulte and Jacks together with the Lampe Conway Undertaking Agreement (2,206,517 shares), the Revelation Undertaking Agreement (2,323,370 shares), the Carl Marks Undertaking Agreement (1,538,870 shares) and the Minerva Undertaking Agreement (947,630 shares)(collectively referred to as “Support Agreements”), approximately 40% of ATS common stock has already agreed to accept the Offer and to tender, or cause to be tendered, all such shares, free and clear of any liens, pursuant to the Offer and to vote such shares in favor of the adoption of the Merger Agreement.

37. In connection with the consummation of the Proposed Acquisition, ATS’ Board of Directors and executive officers will enjoy benefits not shared equally with Plaintiff and the class including, (i) the accelerated vesting of options to purchase shares of Company Common Stock (“Company Stock Options”) immediately prior to the consummation of the Offer, and the settlement of such options in exchange for cash; (ii) the accelerated vesting of Company restricted stock awards (“Company Restricted Stock”) subject to vesting or other forfeiture conditions or repurchase by the Company immediately prior to the consummation of the offer, and the cancellation of such awards in exchange for cash; and (iii) in the case of executive officers, the receipt of certain payments and benefits under the executive officers’ employment agreements following a change in control of the Company and the occurrence of certain other events.

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38. In addition, the press release expressly acknowledged that the Proposed Acquisition is calculated to benefit Salient. Specifically, the press release provides, in pertinent part, as follows:

“ATSC’s long-term performance in delivering high-quality solutions and services within the federal marketplace is evident through the many long-standing relationships it has with its customers,” said Brad Antle, president and CEO of Salient. “We look forward to the opportunity to build on ATSC’s offerings and relationships, where we can help them address the many immediate customer requirements for delivery of rapid solutions.”

39. Clearly, based on the above, the Proposed Acquisition will allow Salient to purchase ATS at an unfairly low price while availing itself of ATS’s significant value and upside or long-term potential.

PRECLUSIVE DEAL PROTECTION MECHANISMS

40. The Merger Agreement contains certain provisions that unfairly favor Salient by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination payment provision that requires ATS to pay $1,500,000.00, plus reasonable out-of-pocket expenses (not to exceed $1,000,000.00), to Salient if the Merger Agreement is terminated under certain circumstances. For instance, under one scenario, ATS must pay this fee even if it consummates any Company Takeover Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement.

41. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to ATS shareholders.

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42. The Merger Agreement also contains a “no solicitation” provision that restricts ATS from considering alternative acquisition proposals by, inter alia, constraining ATS’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from soliciting any alternative proposal after a brief defined time period, but permits the Board to consider a “bona fide written Company Takeover Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Company Proposal” as defined in the Merger Agreement.

43. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Salient information in order to match any other offer, thus providing Salient access to the unsolicited bidder’s financial information and giving Salient the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Salient.

44. Additionally, the Merger Agreement contains provisions that permit Salient to purchase ATS regardless of whether a majority of the Company’s shareholders support the deal or not. This is made more significant by the fact that various Individual Defendants and large holders of ATS common stock have already entered into agreements that have effectively committed in excess of 40% of ATS’ shares in support of the deal.

45. Specifically, Section 2.3 of the Merger Agreement (“Section 2.3”) provides for a “Top-Up Option” as follows:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price paid in the Offer, a number of newly issued shares of Company Common Stock (the “Top-Up Shares”) equal to (and not less than) the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Merger Sub at the time of exercise of the Top-Up Option following the Offer Closing, shall constitute one share more than the number of shares necessary for the Merger Sub to be merged into the Company in accordance with Section 253 of the DGCL.

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46. The Top-Up Option ensures that Salient will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s remaining common stockholders for the entirely unfair price of $3.20 per share.

47. In reality, Salient does not even have to pay ATS for the shares issued pursuant to the Top-Up Option. Pursuant to Section 2.3(b), the Top-Up purchase price may be paid by issuance of a full-recourse promissory note which may be prepaid without premium or penalty.

48. Moreover, although Delaware law provides that a plan of merger shall be approved by a majority of all the votes entitled to be cast on the merger, the Merger Agreement itself demonstrates Defendants’ intent to facilitate Salient’s acquisition of ATS without such a vote. Section 8.2 of the Merger Agreement (Section 8.2) addresses Company Stockholder Adoption of the Agreement:

Notwithstanding the foregoing, if Merger Sub acquires at least 90% of the outstanding shares of the Company Common Stock, the parties shall, at the request of parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practical after the expiration of the Offering without a Company Stockholders Meeting in accordance with Section 253 of the DGCL.

49. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by Salient.

THE 14D9 OMITS MATERIAL INFORMATION

50. On February 28, 2012, ATS filed the 14D9 with the SEC pursuant to which ATS’s Board recommends that ATS stockholders tender their shares in the Tender Offer and, if necessary, vote in favor of the Merger. As set forth below in detail, the 14D9 omits material information about the Proposed Acquisition that must be disclosed to ATS’s shareholders to enable them to make a fully informed decision. This omitted information, if disclosed, would significantly alter the total mix of information available to them.

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51. It is critical that the shareholders receive complete and accurate information about the Proposed Acquisition. To date, Defendants have failed to provide the Company’s shareholders with that information. For example, the 14D9 omits material information with respect to the process and events leading up to the execution of the Merger Agreement:

a. The 14D9 fails to disclose the identity of the ATS stockholders who, in the fall of 2010, told management that they wanted ATS to consider a sale scenario, as well as the reasoning provided by such stockholders for the sale of the Company.

b. The 14D9 fails to disclose what prompted the February 15, 2011 teleconference between Salient and Sagent and who contacted whom.

c. The 14D9 fails to disclose the basis for the selection of the 99 potentially interested parties.

d. The14D9 fails to disclose if any other financial advisors, other than Sagent, were considered by ATS.

e. The 14D9 fails to disclose the specific services Sagent previously provided to Salient, particularly with respect to its 2010 acquisition of SGIS where they claim to have earned no fees.

f. The 14D-9 fails to disclose the nature of the potential government contract issues identified by Salient and discussed by the Company on November 4, 2011.

g. The 14D-9 fails to disclose the price range Sagent indicated to Salient that the Board would have likely found acceptable on January 30, 2012.

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52. In addition to the disclosure deficiencies set forth above, the 14D9 fails to disclose any remaining transaction terms that required negotiation after the Board had approved the Company’s entry into the Merger Agreement.

53. The 14D9 also omits material information with respect to the financial matters disclosed in the Preliminary Proxy, including the analyses conducted by ATS’s financial advisors, Sagent.

54. With respect to Sagent, in rendering its fairness opinion, the 14D9 indicates Sagent’s position that “[biased upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be offered to the stockholders of the Company (other than Excluded Holders) in the Proposed Transaction is fair, from a financial point of view, to such stockholders. Based on the completion of such a narrowly prescribed fairness opinion, as set forth herein, the 14D9 fails to provide adequate information to evaluate both the deal and Sagent’s analysis thereof as follows:

a.	Selected Public Company Analysis

The 14D-9 fails to disclose:

i.	The individually observed multiples and financial metrics for each of the selected companies.
ii.	To which set of forecasts (Base or Adjusted) the selected multiples were applied.
iii.	The amount of transaction fees and expenses, and any other additions, used to calculate adjusted net debt.
b.	Selected Precedent Transactions Analysis

The 14D-9 fails to disclose:

i.	The individually observed multiples and financial metrics for each of the selected transactions.
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ii.	To which set of forecasts (Base or Adjusted) the selected multiples were applied.
iii.	The amount of transaction fees and expenses, and any other additions, used to calculate adjusted net debt.
c.	Discounted Cash Flow Analysis

The 14D-9 fails to disclose:

i.	How stock-based compensation was treated in the analysis (i.e. cash or non-cash expense).
ii.	The inputs and assumptions used by Sagent to derive the range of discount rates (15.5% to 16.5%).
iii.	The implied perpetuity growth rates from this analysis.
iv.	The amount of transaction fees and expenses, and any other additions, used to calculate adjusted net debt.
d.	Financial Projections

The 14D-9 fails to disclose:

i.	Base Forecasts, for fiscal years 2011-2016, the following items:
1.	Stock-based compensation expense.
2.	Capital expenditures
3.	Changes in working capital
4.	Unlevered Free Cash Flow
ii.	Adjusted Forecasts: for fiscal years 2011-2016, the following items:
1.	Net income,
2.	Depreciation and amortization,
3.	Interest,
4.	Taxes,
5.	Stock-based compensation expense,
6.	Capital expenditures,
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7.	Changes in working capital, and
8.	Unlevered Free Cash Flow.

55. As set forth herein, the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of ATS, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants’ breaches of fiduciary duty, the Company’s public shareholders will not receive adequate or fair value for their common stock in the Proposed Acquisition and will be deprived of the ability to make an informed decision on whether to tender their shares or vote in favor of the Merger Agreement. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

56. Plaintiff and other members of the Class have no adequate remedy at law.

CLASS ACTION ALLEGATIONS

57. Plaintiff brings this action individually and as a class action on behalf of all holders of ATS common stock who are being and will be II-aimed by the Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant

58. This action is properly maintainable as a class action because, inter alia:

(a) The Class is so numerous that joinder of all members is impracticable. ATS’ stock is publicly traded on the AMEX and there are approximately 27.97 million outstanding shares. Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

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(b) There are questions of law and fact which are common to the Class including, inter alia: (i) whether the Individual Defendants have breached their fiduciary duties to plaintiff and the Class by conducting an unreasonable sales process and agreeing to an acquisition transaction at a price that is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether the Salient Defendants aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class:

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

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FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

59. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

60. As alleged herein, Defendants were bullied into selling the Company by certain large shareholders; purposefully and intentionally neglected the business while seeking a buyer and, thus, agreed to sell ATS for inadequate consideration without ensuring that Plaintiff and Class members would obtain adequate and fair consideration under the circumstances. Moreover, the Individual Defendants compounded their breaches of fiduciary duty by failing to maximize shareholder value and obtain an adequate price for the Company. Indeed, the stock price traded $0.05 per share higher than the offer price on February 17, 2012 — the last business day prior to the announcement of the Proposed Acquisition, and the 20-day average closing price of ATS stock prior to the deal’s announcement was less than $0.01 below the offer price. The Individual Defendants are privy to non public information concerning the Company that the public stock shareholders are not; thus, there exists a fiduciary duty to protect these shareholders and ensure the cash out process entails both fair dealing and a fair price. Defendants have failed to sufficiently inform themselves of ATS’ value, or have disregarded the true value of the Company. Furthermore, the Individual Defendants have agreed to onerous deal protection devices that discourage any alternate acquirer from coming forward in the face of the knowledge that Salient can block the purchase.

61. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

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62. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty
Against the Salient and ATS

63. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

64. Salient and ATS knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, the Salient Defendants secured certain deal protection provisions which unfairly inhibit the advancement of alternative proposals. In addition, Salient obtained sensitive non-public information concerning ATS’ operations and thus had the advantage to acquire the Company at an unfair price.

65. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

66. Plaintiff and the members of the Class have no adequate remedy at law.

THIRD COUNT

Violations Of Rule 14(E) Promulgated Under The Securities Exchange Act Of 1934

67. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

68. During the Relevant Period, defendants disseminated the false and misleading Solicitation/Recommendation Statement specified above which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

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69. The Solicitation/Recommendation Statement violates Rule 14e because it omits material facts necessary to make the statements made not misleading, as set forth in 1[11 51-54, supra. If Plaintiff and the other members of the Class were in possession of the facts that have been concealed and omitted by Defendants, Plaintiff and other members of the Class would be materially less likely to vote their shares in favor of the Proposed Acquisition.

70. In the exercise of reasonable care, defendants knew or should have known that the Solicitation/Recommendation Statement was materially false and misleading and would be relied upon by ATS shareholders in determining how to vote their shares in the upcoming vote on the Proposed Transaction.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants. as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B. Temporarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

C. To the extent the Proposed Acquisition is consummated before entry of this Court’s judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

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Dated: March 6, 2012

LAW OFFICES OF CHRISTIE A. LEARY, P.C.

Christie A. Leary
State Bar I.D. # 463 10476 Armstrong
Fairfax, Virginia A0
Phone: (703) 3511
Facsimile: (703) 43-5478
Email: Christie.leary@leary-law.com

Counsel for Plaintiff

OF COUNSEL:

BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200

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